Exhibit 99.1
FLY Leasing Limited Goldman Sachs Aircraft Leasing ConferenceNew York6 December 2012
Caution Concerning Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for Fly Leasing Limited's (FLY) future business and financial performance, and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the Company's Annual Report on Form 20-F. FLY undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise.The information contained in this Lender Presentation is strictly confidential and shall not be shared, disclosed or provided to any third party without the prior written consent of Fly Leasing Limited.

FLY Overview

- FLY Leasing Limited ("FLY") - a leading global lessor of commercial aircraft
- Completed NYSE IPO in October 2007 (NYSE:FLY), headquartered in Dublin, Ireland
- Fleet of 110 aircraft on lease to 53 airlines in 29 countries
- Low risk model – popular aircraft, diversified lessees, long term financing arrangements
- Comprehensive risk management and no speculative order book
- Managed and serviced by BBAM, the world's third largest aircraft lease manager
  - 23 year track record, global and full service platform, unique airline and financial relationships
  - Onex recently agreed to acquire 50% of BBAM
- Strong financial record and deleveraging balance sheet
- **Financial Summary** – As of and for the nine months ending September 30, 2012 (unaudited)

Total Revenues	$285.8	Total assets	$3,007.6
Net income	$16.7	Total liabilities	$2,529.9
Earnings per share	$0.63	Total equity	$477.9
Adjusted net income (1)	$63.1	Unrestricted cash	$115.0
Adjusted net income per share (1)	$2.43	Total debt	$2,136.5

(millions except per share amounts)

(1) See Appendix 2 for definition of adjusted net income

FLY Leasing

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FLY & BBAM at a Glance

FLY Leasing (NYSE: "FLY")

Aircraft Portfolio	110 Aircraft (1) 89% Narrowbody (2)
Aircraft Age	9.2 Years (1) (weighted average by NBV)
Customers	53 Airlines in 29 Countries (1)
Remaining Lease Term	3.1 Years (1) (weighted average by NBV)
Founded	Founded and Listed on NYSE in 2007
Aligned Interest	BBAM Principals and Onex Corporation together own ~11.4% of FLY

BBAM : Manager & Servicer

Manager Scale	World's Third Largest Aircraft Lease Manager
Aircraft Under Management	450 aircraft +$13 billion Leased to 200+ Airlines in 50+ Countries
Employees	120 Employees in 9 Offices Worldwide
Offices	San Francisco, Incline Village, Dublin, New York, London, Zurich, Tokyo, Singapore, Santiago
Founded	1989, 23-year Operating History
Ownership (3)	Onex: 50% BBAM Management: 50%

(1) As of September 30, 2012.
(2) Includes two freighters.
(3) Subject to customary conditions and receipt of regulatory and other approvals, these transactions are anticipated to close by December 31, 2012. Please see the next page for additional information

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Onex to Acquire 50% of BBAM and Invest in FLY

Overview of Transactions

- Onex has agreed to buy 50% of BBAM for $165m
  - Includes FLY's 15% of BBAM
- Onex has also agreed to buy ~1.75 million FLY shares for $20m
- BBAM's principals have agreed to buy ~438,000 FLY shares for $5m
- Independent directors have approved
- Closing anticipated before year end, subject to customary conditions and regulatory approvals

Positive Outcome for FLY

- FLY's 15% interest in BBAM was acquired for $**8.7m** in April 2010
- FLY's investment has returned ~$**61m** pre-tax:
  - $11.7m in distributions, plus
  - ~$49m in pre-tax proceeds from sale
- Transactions will together generate ~**$73m** in cash on a pre-tax basis
- Significantly reduces FLY's debt to equity ratio – on track for <3.5:1
- Onex is a strong new ~6.3% shareholder and partner
- BBAM principals have increased their investment in FLY to ~5.1%, aligned interests
- Unrestricted cash and new $250m facility give FLY resources for growth

FLY Leasing

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Summary of Pro-forma Ownership Structures(1) FLY BBAM (1) Transactions anticipated to close by December 31, 2012 subject to customary conditions and receipt of regulatory and other approvals. BBAM Management Onex Public Shareholders 5.1% 6.3% 88.6% BBAM Management Onex 50% 50%
Diversified Lessees- 53 Airlines (4) Top 10 Lessees by Contracted Revenue (1) (4) Footnotes:Data as of September 30, 2012.Each includes one freighter.One A330-200, one A340-300, two A340-600s, one B747-400 and one B767-300ER.Based on annual contracted rent. Modern Fleet-9.2 Yr Average Age (1) Modern Fleet-9.2 Yr Average Age (1) A320 Family 47 B737 Next Generation 37 B737 Classic (2) 3 B757 (2) 11 B717 6 Wide Body (3) 6 Total 110 % Narrow body 89% FLY's Attractive Portfolio of Leased Aircraft Lessee % of Revenue 8.1% 5.2% 5.2% 4.7% 4.4% 4.2% 3.7% 3.5% 3.2% 2.7% TOP TEN LESSEES 44.8% Diversified Lessees- 53 Airlines in 29 countries (1) (4) Diversified Lessees- 53 Airlines in 29 countries (1) (4) Europe 44% India, Asia & South Pacific 27% North America 13% Latin & South America 10% Middle East & Africa 6% Total 100%
Facility Balance at September 30, 2012 (1) No. of Aircraft Effective Cost of Debt (2) Final Maturity Securitization $666m 37 4.13% November 2033 NordLB Facility $552m 19 4.09% November 2018 BOS Facility $310m (3) 11 (4) 4.85% 2013-2017 (5) A&L Facility $43m 6 5.81% 2017 (5) Other Facilities $244m 14 5.51% 2014-2019 (5) Term Loan $395 23 (4) 6.75% August 2018 Total $2,210m 110 4.87% (1) Face amount of debt excluding debt discounts.Excludes amortization of loan fees and discount; reflects interest rate swaps and policy provider premiums.Includes $30.2m of debt relating to an aircraft that novated to the Term Loan in November 2012.Aircraft count assumes all aircraft were novated into the Term Loan as of September 30, 2012.Debt maturities match lease maturities.Defined as total debt minus unrestricted cash divided by total shareholder's equity. FLY is committed to reducing leverage to < 3.5x (6) Attractive Financing - No Meaningful Maturities Until 2018

FLY's Core Business Principles

- **Corporate Strategy**
  - Provide secure and attractive returns by growing profitability and cash flow
  - Maximize the benefits of association with BBAM - scope, scale and predictable costs
  - Manage liabilities using long-term, secured financing
  - Limiting refinancing and covenant risk
  - Minimize interest rate risk, currency risk and cash taxes
  - Behave opportunistically to maximize returns from market mispricing
- **Fleet Strategy**
  - Acquire young to mid-life, in-production, narrow-body aircraft
    - Consider select wide-body aircraft when well priced and attractively financed
  - Grow primarily through sale and leasebacks ("SLB") and third party acquisitions
    - FLY does not order aircraft directly from the OEMs
  - Pursue long leases with airlines globally to achieve lessee and jurisdictional diversity
  - Sell aircraft to manage fleet age, and achieve premium prices

FLY Leasing

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FLY's Near-Term Fleet Growth Strategy

- FLY recently closed $250m acquisition facility – two year revolving, three year term
- Next two years will be a good time to buy aircraft
  - Bank debt is scarce for airlines
  - Export credit finance is more expensive and terms are more restrictive
  - Sale and leaseback financings ("SLBs") are more attractive to airlines
- FLY has not made forward orders with aircraft manufacturers
  - Pre-delivery payments are not an efficient use of capital
  - Aircraft leasing is cyclical
    - No visibility on future financing availability and pricing
    - Limited visibility on future lease rates and lessee credit quality
    - As core customers of the manufacturers airlines generally obtain the best pricing
- FLY will purchase new and nearly new aircraft through SLBs
  - Allows for full visibility on financing availability, terms and costs
  - Allows for full visibility of lessees, credit and lease terms
- FLY will also purchase mid-aged aircraft in SLBs and third party transactions
  - On appropriate terms can boost returns at low risk

FLY Leasing

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Modern Fleet Generating Strong Cash Flow Fuel-efficient, high demand narrow body aircraft Predictable income from leases with a 3.1 year average remaining term Diversified customer base by geography and lessee Attractive Long-Term Debt In 2012, refinanced close-in debt maturities through $1bn transactions No major refinancing requirements until 2018 Recently closed a $250m acquisition facility - 2 year revolving + 3 year term Reducing leverage to less than 3.5x net debt : equity Record of Enhancing Value Sold 11 aircraft, all at premiums to net book value - 9.3 yr. av. Age, total gain of $42.5m Repurchased 24% of IPO shares at an average of $7.91 per share Repurchased ~$200 million of debt at significant discount Achieved a pre-tax IRR in excess of 135% on its investment in BBAM, generating pre-tax proceeds of $49.5m Managed by BBAM, an Industry Leader Originated 600+ aircraft valued at over $20bn Manages over 450 aircraft valued at ~$13bn Veteran management team across full service platform Extensive global airline and financing relationships Strong Industry Dynamics Air traffic grows at 1.5 - 2.0 x global GDP RPKs doubled every 15 years; expected to double again in next 15 years Leased aircraft, a large and growing percentage of fleets - developing markets and re-fleeting FLY - Investment Highlights
Appendix 1-Term Loan Collateral Overview

Collateral Overview: Diversified Pool with Strong Security

- The Secured Term Loan will be secured by first priority perfected liens on the 23 aircraft portfolio and related leases, and pledges of the equity interests in the Borrower, each of the Lessor Subsidiaries and each of the Intermediate Lessees
- The collateral pool has a half life adjusted base value of $632 million
  - The collateral has been appraised by three independent appraisers: Avitas, BK, IBA
  - The lesser of the mean and median value ("LMM") has been utilized for each aircraft
- Weighted by LMM appraised base value, the pool is well diversified and consists of:
  - 84% narrowbody and 13% widebody and 2% freighter aircraft(1)
  - 87% preferred aircraft types
    - Airbus: A319, A320, A330
    - Boeing: 737-700, 737-800, 737-900ER
  - 51% Boeing and 49% Airbus aircraft
- In addition to being well diversified, the aircraft age and lease metrics are favorable
  - The weighted average age of the aircraft is 9.4 years as of November 30, 2012
  - The weighted average remaining lease term is 3.7 years as of November 30, 2012(2)
    - No more than 27% of leases expire in a given year
  - The aircraft are on lease to 14 lessees in 12 different countries(2)
    - The largest lessee is 12% of the portfolio, based on appraised base values

(1) Sum may not equal to 100% due to rounding.
(2) Includes the lease to Enter Air which is expected to begin December 2012.

FLY Leasing

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Aircraft Manufacturer Aircraft Type (2) Aircraft Model Aircraft Age In Years Collateral Breakdown (1) Weighted by LMM appraised base value as of November 30, 2012.Sum may not equal to 100% due to rounding.
Lessee (2) Remaining Lease Term (2) Country of Lessee (2) Cape Town / Non-Cape Town (2) Collateral Breakdown (1) (cont'd) Weighted by LMM appraised base value as of November 30, 2012.Includes the lease to Enter Air which is expected to begin December 2012.
Appendix 2-Adjusted Net Income Definition
Appendix 2 - Adjusted Net Income FLY defines Adjusted Net Income as net income plus or minus the ineffective portion of cash flow hedges, aircraft impairment, non-cash share-based compensation and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting and acquisition transaction fees and expenses. Management believes that Adjusted Net Income provides useful information about operating performance and period- over- period comparisons. It also provides additional information that is useful in evaluating the underlying operating performance of our business without regard to the impact of items such as fair value adjustments of debt that the company has assumed, acquired leases and derivative instruments and other non-recurring items of income and expense affecting current period results.